UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 5, 2020

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM PARTICIPAÇÕES S.A. Publicly-Held Company (merged into TIM S.A.) Corporate Taxpayer's ID (CNPJ/ME): 02.558.115/0001-21 Corporate Registry (NIRE): 33.300.276.963	TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

Deadline for payment of dissenting shareholder and

commencement of trading of TIM S.A. shares/ADSs

TIM S.A. ("TSA" or “TIM” or “Company”), incorporating company of its parent company, TIM PARTICIPAÇÕES S.A. (“TPAR”) (B3: TIMP3; NYSE: TSU), as a result of the merger process deliberated at the Extraordinary Shareholders’ Meetings of both companies, held on August 31, 2020, in the form and for the purposes of CVM Instruction No. 358/2002, as amended (“ICVM 358”), in connection with the Material Facts disclosed on July 29, 2020, August 31, 2020 and September 28, 2020, inform their shareholders and the market in general as follows:

In view of the end of the term for exercising withdrawal rights, pursuant to the Material Fact disclosed on August 31, 2020, TIM informs that received the request of just 1 (one) dissenting shareholder, which holds 100 (one hundred) common shares, and therefore will pay the amount of R$ 9.33 (nine reais and thirty-three centavos) per share, until October 7, 2020, through B3 S.A. - Brasil, Bolsa, Balcão (“B3”), which will pass the payment on to shareholders through the custody agent.

Once the deadline for payment to the dissenting shareholder is concluded and all formalities have been completed, the trading of TIM common shares at B3, under the ticker “TIMS3”, will begin on October 13, 2020, by depositing the Company's common shares at B3 Depository Central.

The trading of the TIM's American Depositary Shares (“ADSs”) on the New York Stock Exchange – NYSE will begin on October 13, 2020, on a “when issued basis”, under the ticker “TIMB WI”, and on October 16, 2020, on a regular way basis, under the ticker “TIMB”.

Rio de Janeiro, October 05, 2020.

TIM Participações S.A.	TIM S.A.
Adrian Calaza Chief Financial Officer and Investor Relations Officer	Adrian Calaza Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 5, 2020	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer